Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES CONVERTIBLE BOND OFFERING AND
INTENTION TO REDEEM 6.0% CONVERTIBLE DEBENTURES DUE SEPTEMBER 30, 2014

TORONTO, ONTARIO – January 22, 2014 – Just Energy announces that the terms of its offering (the 'Offering') of senior unsecured convertible bonds due 2019 (the “Convertible Bonds”) have been fixed as follows:

•	the issue size is USD $150 million;

•	the initial conversion price has been set at USD $9.3762 share, which represents a premium of 22.5% over the 5 day volume weighted average price of Just Energy’s common shares; and

•	the coupon has been set at 6.5% per annum payable semi-annually in arrears.

The net proceeds of the Offering will be used to redeem its outstanding $90 million convertible debentures due September 30, 2014, make market purchases for cancellation of convertible debentures from other series as allowed under its debt covenants, and to pay down the Company’s credit line.  As all net proceeds will be used to repay existing debt, this issuance will not result in an increase in long term debt levels of the Company. To the extent that proceeds are used on market purchases for cancellation of existing convertible debentures at less than face value, the net result may be a reduction of overall debt.

Closing of the Offering is expected on or about January 29, 2014. The closing of the Offering is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

These securities have not been and will not be registered under the securities act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD-LOOKING STATEMENTS

This press releases may contain forward-looking statements including statements pertaining to: the use of proceeds of the Offering; the closing of the Offering; and the listing of the Convertible Bonds on the Official List of the UK Listing Authority and admission to trading on the Professional Securities Market of the London Stock Exchange. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks relating to global political uncertainties, unanticipated events impacting the use of proceeds from the Offering, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes, and changes in Canadian, U.S. and United Kingdom securities market. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com

DISCLAIMER

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY CONVERTIBLE BONDS.